SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


                                 FINAL AMENDMENT


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                 OLD MUTUAL ABSOLUTE RETURN MASTER FUND, L.L.C.
                                (Name of Issuer)

                 OLD MUTUAL ABSOLUTE RETURN MASTER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                  Ross Weissman
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                                November 18, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


   Transaction Valuation: $1,800,000.00 (a) Amount of Filing Fee: $100.44 (b)

1.  Calculated as the aggregate maximum purchase price for Interests.

2.  Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[   ]    Check the box if any part of the fee is offset as provided by Rule
         0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                  -----------------------------

         Form or Registration No.:
                                  -----------------------------

         Filing Party:
                        ---------------------------------------

         Date Filed:
                      -----------------------------------------

[   ]    Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[ X ]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 18, 2009 by Old Mutual Absolute Return Master Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $1,800,000 of interests in the Fund ("Interests") as of December 31, 2009, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 18, 2009.

                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on December 17, 2009.

         2.     $536,556.89.00   in  Interests   were  tendered   prior  to  the
expiration of the Offer and accepted for repurchase by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            OLD MUTUAL ABSOLUTE RETURN
                                            MASTER FUND, L.L.C.

                                            By:    /s/    Ross Weissman
                                               ----------------------------
                                               Name:   Ross Weissman
                                               Title:  Chief Financial Officer
February 18, 2010